SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares, par value $0.001 per share

(Title of Class of Securities)

26853A100

(CUSIP Number)

Thomas P. Laffey

600 Corporate Park Drive

St. Louis, MO 63105

314-512-5000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on following pages)

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Andrew C. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 19,694,003[1] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 19,694,003[1] shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,694,003[1] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.9%[2]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[1]	Shares are held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D. Consists of (i) 500,000 American Depositary Shares, which represent 1,000,000 Class A Common Shares; and (ii) 18,694,003 Class B Common Shares beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis.
[2]	Based on the quotient obtained by dividing: (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 28,333,332 Class A Common Shares outstanding as of November 17, 2014, as reported by the Issuer in its definitive Prospectus dated November 17, 2014 (the “Definitive Prospectus”), filed with the Securities and Exchange Commission in connection with the Issuer’s initial public offering (the “IPO”); and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Definitive Prospectus, as of November 17, 2014 there were 86,045,911 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d) these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D. Using the Issuer’s methodology for calculating beneficial ownership of common shares set forth in the Definitive Prospectus, the Reporting Persons held 21.7% of the aggregate voting power prior to the IPO and 21.1% of the aggregate voting power immediately following the IPO.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Jo Ann T. Kindle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 19,694,003[3] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 19,694,003[3] shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,694,003[3] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.9%[4]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[3]	Shares are held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D. Consists of (i) 500,000 American Depositary Shares, which represent 1,000,000 Class A Common Shares; and (ii) 18,694,003 Class B Common Shares beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis.
[4]	Based on the quotient obtained by dividing: (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 28,333,332 Class A Common Shares outstanding as of November 17, 2014, as reported by the Issuer in the Definitive Prospectus; and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Definitive Prospectus, as of November 17, 2014, there were 86,045,911 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d). these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D. Using the Issuer’s methodology for calculating beneficial ownership of common shares set forth in the Definitive Prospectus, the Reporting Persons held 21.7% of the aggregate voting power prior to the IPO and 21.1% of the aggregate voting power immediately following the IPO.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Christine B. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 19,694,003[5] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 19,694,003[5] shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,694,003[5] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.9%[6]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[5]	Shares are held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D. Consists of (i) 500,000 American Depositary Shares, which represent 1,000,000 Class A Common Shares; and (ii) 18,694,003 Class B Common Shares beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis.
[6]	Based on the quotient obtained by dividing: (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 28,333,332 Class A Common Shares outstanding as of November 17, 2014, as reported by the Issuer in the Definitive Prospectus; and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Definitive Prospectus as of November 17, 2014, there were 86,045,911 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D). Using the Issuer’s methodology for calculating beneficial ownership of common shares set forth in the Definitive Prospectus, the Reporting Persons held 21.7% of the aggregate voting power prior to the IPO and 21.1% of the aggregate voting power immediately following the IPO.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Carolyn Kindle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 19,694,003[7] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 19,694,003[7] shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,694,003[7] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.9%[8]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[7]	Shares are held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D. Consists of (i) 500,000 American Depositary Shares, which represent 1,000,000 Class A Common Shares; and (ii) 18,694,003 Class B Common Shares beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis.
[8]	Based on the quotient obtained by dividing: (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 28,333,332 Class A Common Shares outstanding as of November 17, 2014, as reported by the Issuer in the Definitive Prospectus; and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Definitive Prospectus, as of November 17, 2014 there were 86,045,911 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d) these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D. Using the Issuer’s methodology for calculating beneficial ownership of common shares set forth in the Definitive Prospectus, the Reporting Persons held 21.7% of the aggregate voting power prior to the IPO and 21.1% of the aggregate voting power immediately following the IPO.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Jack Taylor Family Voting Trust U/A/D 4/14/99
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 19,694,003[9] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 19,694,003[9] shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,694,003[9] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.9%[10]
14.	TYPE OF REPORTING PERSON (See Instructions): OO

[9]	Shares are held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D. Consists of (i) 500,000 American Depositary Shares, which represent 1,000,000 Class A Common Shares; and (ii) 18,694,003 Class B Common Shares beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis.
[10]	Based on the quotient obtained by dividing: (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 28,333,332 Class A Common Shares outstanding as of November 17, 2014, as reported by the Issuer in the Definitive Prospectus; and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Definitive Prospectus, as of November 17, 2014 there were 86,045,911 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d) these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D. Using the Issuer’s methodology for calculating beneficial ownership of common shares set forth in the Definitive Prospectus, the Reporting Persons held 21.7% of the aggregate voting power prior to the IPO and 21.1% of the aggregate voting power immediately following the IPO.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Class A Common Shares of eHi Car Services Limited, a company organized under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a) (b)	This Schedule 13D is being jointly filed by the following persons: the Jack Taylor Family Voting Trust U/A/D 4/14/99, a trust organized under the laws of the State of Missouri (the “Trust”); and Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor and Carolyn Kindle, as voting trustees under the Trust. Collectively, they are referred to herein as the “Reporting Persons.” The shares covered by this Schedule 13D are held of record by The Crawford Group, Inc., a Missouri corporation (“Crawford”), which is controlled by the Reporting Persons. Attached as Exhibit 99.1 hereto, which is incorporated by reference herein, is an agreement among the Reporting Persons that this Schedule 13D is filed on behalf of each of them.

The Trust was established by Jack Taylor, the founder of Crawford. The individual Reporting Persons share voting and investment power with respect to the Trust.

The principal address of each of the Reporting Persons is 600 Corporate Park Drive, St. Louis, Missouri 63105.

(c)	All of the individual Reporting Persons are employed by Crawford at its principal place of business, 600 Corporate Park Drive, St. Louis, Missouri 63105, as follows: Andrew C. Taylor, Chairman, Jo Ann T. Kindle, Vice President, Christine B. Taylor, Senior Vice President and Assistant Secretary, and Carolyn Kindle, Assistant Vice President and Assistant Secretary.

(d)-(e)	None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the individual Reporting Persons is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In connection with the Issuer’s initial public offering of American Depositary Shares, each representing two Class A Common Shares, par value $0.001 per share (the “IPO”), the underwriters for the IPO arranged a directed share program (the “Directed Share Program”) pursuant to which up to 5% of the total American Depositary Shares offered in the IPO were reserved for sale to the Issuer’s directors, officers, employees, business associates and related persons at the IPO price. On November 17, 2014, Crawford used its cash on-hand to purchase 500,000 American Depositary Shares, which represent 1,000,000 Class A Common Shares, through the Directed Share Program for a purchase price of $6,000,000.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Class A Common Shares reported in this Schedule 13D for investment purposes.

None of the Reporting Persons has any current plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Subject to the rights and restrictions described in Item 6 below, the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)	Crawford is the record holder of 500,000 American Depositary Shares, which represent 1,000,000 Class A Common Shares, and 18,694,003 Class B Common Shares, which in the aggregate represent approximately 41.9% of the outstanding Class A Common Shares.[11] The Class B Common Shares are convertible at any time into Class A Common Shares on a share-for-share basis. The voting and investment power over the shares covered by this Schedule 13D is shared by the Reporting Persons.

(c)	See below:

Transaction Date	Effecting Person(s)	Shares Acquired		Shares Disposed	Price Per Share	Description of Transaction
11/18/2014	Crawford	1,000,000	[12]	—	$6.00	Purchase from underwriters in Directed Share Program in the IPO

10/31/2014	Crawford	1,500,000		—	$5.50	Exercise of warrants to acquire common shares, which were re-designated as Class B Common Shares immediately prior to the IPO

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Series D Share Purchase Agreement, dated March 26, 2012 (the “Series D Purchase Agreement”), among the Issuer and certain of its shareholders, including Crawford, the parties agreed to certain non-compete obligations and agreed to take, or refrain from taking, certain actions that could result in competition with the other party. These obligations terminate upon the occurrence of either (1) Crawford holding less than 5% of the Issuer’s securities or (2) Crawford no longer having any representative, either a director or an observer, on the Issuer’s Board of Directors.

[11]	Based on the quotient obtained by dividing: (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Persons as set forth above by (b) the sum of (i) 28,333,332 Class A Common Shares outstanding as of November 17, 2014, as reported by the Issuer in the Definitive Prospectus; and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Definitive Prospectus, as of November 17, 2014 there were 86,045,911 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d), these shares are treated as converted into Class A Common Shares for the purposes of calculating the Reporting Persons’ beneficial ownership reported in this Schedule 13D. Using the Issuer’s methodology for calculating beneficial ownership of common shares set forth in the Definitive Prospectus, the Reporting Persons held 21.7% of the aggregate voting power prior to the IPO and 21.1% of the aggregate voting power immediately following the IPO.
[12]	Consists of 500,000 American Depositary Shares, which represent 1,000,000 Class A Common Shares.

Pursuant to the Third Amended and Restated Investors’ Rights Agreement, dated December 11, 2013 (the “Investors’ Rights Agreement”), among the Issuer and certain of its shareholders, including Crawford, the parties to the Investors’ Rights Agreement have certain registration rights and approval rights with respect to transfers of the Issuer’s securities, are subject to transfer restrictions, rights of first refusal, rights of first offer, and have certain other specified rights and restrictions with respect to the Issuer’s securities and the other shareholders.

Pursuant to the Share Purchase Agreement for the Issuance of Additional Series E Preferred Shares, dated April 16, 2014 (the “Additional Series E Purchase Agreement”), among the Issuer and certain of its shareholders, including Crawford, Crawford agreed that it would not sell, transfer or dispose of more than 50% of its shares purchased thereunder (or any shares issued upon conversion thereof) for a one-year period following the purchase, subject to certain limited exceptions.

Further, under the Investors’ Rights Agreement, for a period of one year following the IPO, Crawford has agreed, along with other shareholders, not to sell, transfer or dispose of more than 50% of its shares held, as determined immediately following the IPO, subject to limited exceptions. In addition, Crawford has agreed with the underwriters of the IPO, as a principal shareholder pursuant to a separate lock-up agreement in customary form (the “Lock-up Agreement”), not to sell, transfer or dispose of any common shares or American Depositary Shares for a period of 180 days following the IPO, subject to limited exceptions.

The foregoing descriptions of the Series D Purchase Agreement, the Investors’ Rights Agreement, the Additional Series E Purchase Agreement, and the Lock-up Agreement do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of the agreements, which are filed as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement dated December 1, 2014

Exhibit 99.2	Share Purchase Agreement for the Issuance of Series D Preferred Shares dated March 26, 2012 among the Issuer, its shareholders and certain other parties thereto and its amendments (incorporated herein by reference to Exhibit 4.6 to the Form F-1 filed by the Issuer on October 3, 2014)

Exhibit 99.4	Third Amended and Restated Investors’ Rights Agreement dated December 11, 2013 among the Issuer and its shareholders (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed by the Issuer on October 3, 2014)

Exhibit 99.3	Share Purchase Agreement for the Issuance of Additional Series E Preferred Shares dated April 16, 2014 among the Issuer, its shareholders and certain other parties thereto (incorporated herein by reference to Exhibit 4.8 to the Form F-1 filed by the Issuer on October 3, 2014)

Exhibit 99.5	Form of Lock-up Agreement (incorporated herein by reference to Exhibit A of Exhibit 1.1 to Amendment No. 2 to Form F-1 filed by the Issuer on November 6, 2014)

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2014

JACK TAYLOR FAMILY VOTING TRUST U/A/D 4/14/99

By	/s/ Carolyn Kindle
Name: Carolyn Kindle
Title: Voting Trustee

By	/s/ Jo Ann T. Kindle
Name: Jo Ann T. Kindle
Title: Voting Trustee

By	/s/ Andrew C. Taylor
Name: Andrew C. Taylor
Title: Voting Trustee

ANDREW C. TAYLOR

/s/ Andrew C. Taylor

JO ANN T. KINDLE

/s/ Jo Ann T. Kindle

CHRISTINE B. TAYLOR

/s/ Christine B. Taylor

CAROLYN KINDLE

/s/ Carolyn Kindle